UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pray For Me the Movie, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
June 3, 2021

Physical address of issuer
4267 Canoga Ave, Woodland Hills, CA 91364

Website of issuer
https://www.prayformethemovie.com/

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary

007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Financial Services

Type of security offered
Shares of Class B Non-Voting Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$5.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$5,000,000.00

Deadline to reach the target offering amount
August 2, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering Deadline and the Company has not conducted any Intermediate Closes before then, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

2

Current number of employees
0

	As of Inception Date (June 3, 2021)	Prior fiscal year-end
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 1, 2021

FORM C

Up to $5,000,000.00

Pray For Me the Movie, Inc.



Shares of Class B Non-Voting Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pray For Me the Movie, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $5,000,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $300.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$300.00	$21.00	$279.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$5,000,000.00	$350,000.00	$4,650,000.00

(1)   The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.prayformethemovie.com/ no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is October 1, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements

by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.prayformethemovie.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Pray For Me the Movie, Inc. (the "Company") is a Delaware Corporation, formed on June 3, 2021. The Company was formerly known as Pray For Me Distribution, Inc. The Company is currently also conducting business under the name of Pray For Me (note: this is the name of the film) .

The Company is located at 4267 Canoga Ave, Woodland Hills, CA 91364.

The Company's website is https://www.prayformethemovie.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Pray For Me the Movie, Inc. has an exclusive Distribution Representation Agreement for the movie Pray For Me which allows the Company to own a portion of box office sales. The Company's objective is to raise capital for the print and advertisement budget of the film, including the hiring of distributors and sub-distributors globally excluding Canada. In theory the company will generate revenue through, among other opportunities, the successful distribution of the film to theatres across the world excluding Canada. Additionally, there may be other revenue streams generated from on-demand purchases, streaming, and DVD. What is so unique about this movie investment opportunity is that the movie has already been written, filmed and is nearly complete. Significant capital has already been invested into the movie to reach the stage it is at. These rights were acquired from ACUTE Media.

The Offering

Minimum amount of Shares of Class B Non-Voting Common Stock being offered	10,000
Total Shares of Class B Non-Voting Common Stock outstanding after Offering (if minimum amount reached)	10,000
Maximum amount of Shares of Class B Non-Voting Common Stock	1,000,000
Total Shares of Class B Non-Voting Common Stock outstanding after Offering (if maximum amount reached)	1,000,000
Purchase price per Security	$5.00
Minimum investment amount per investor	$300.00
Investment Perks	One (1) signed copy of film poster for each Investor
Offering deadline	August 2, 2022
Use of proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 31 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses specifically on preparing for the marketing and distribution of the film Pray For Me. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the end of the year 2021, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 3, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company does not have the ability to market and distribute Pray For Me without hiring distributors and sub distributors.
Without engaging distributors and sub distributors, the Company does not have the ability to execute a marketing campaign and distribution of the film. If we are unable to identify and hire the appropriate parties, we will not be able to successfully execute our business plan. Distributors and sub distributors may choose not to engage with the Company at their discretion.

The Company may be abandoned prematurely Pray For Me marketing and distribution.
Pray For Me distribution may be abandoned by the Company at any stage if further expenditures do not appear commercially feasible. This would result in a loss of some or all of the funds previously expended on the operations and ongoing expenses of the Company, as the case may be, including funds expended in connection with the marketing and distribution of Pray For Me. Abandonment of Pray For Me at any stage would have a material adverse impact on the Company and would likely cause Investors to lose their entire investment in the movie.

The development and commercialization of a feature film is highly competitive.
We face competition with respect to the motion picture we seek to distribute. Our competitors include major film production and related companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superiors expertise in research and development and marketing and this may be better equipped than us to develop

and commercialize a feature film. These competitors also compete with us in recruiting and retaining qualifies distributors and other related groups.

The Company's success depends on the successful distribution of a single film and the Company is unable to diversity its investment to reduce risk of failure.

The Company does not have Distribution Representation Agreements signed with any other films other than Pray For Me. No assurances can be given that the Company's management team will be able to successfully develop and make arrangements for the distribution of Pray For Me. The distribution and marketing of Pray For Me is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including public taste, competition for theatres, motion pictures, advertising costs, uncertainty with respect to release dates and the failure of other patties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the film Pray For Me. Failure to distribute or realize ayu such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

We rely on third party distributors and sub distributors to execute the distribution and sales. If outsourcing services are interrupted or not performed or the performance is poor, this could impact the overall quality and success of the film.

Hiring sub distributors and sub distributors may decrease profits.

The Company intends to hire distributors and sub distributors for domestic and international distribution. These agreements generally provide that the distributors and sub distributors are entitled to share in the profits of Pray For Me. Such an agreement would reduce the amount of profits to the Company from Pray For Me.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to

develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our films is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing films and thus may be better equipped than us to develop and commercialize films. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize films more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our film will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of films, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Damian Lee and Gordon Scott Paterson who are Director and Advisor of the Company, respectively. The Company has or intends to enter into employment agreements with Damian Lee and Gordon Scott Paterson although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Damian Lee and Gordon Scott Paterson or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be

substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Damian Lee in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Damian Lee and Gordon Scott Paterson die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform

and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. In the event that a quarantine or increased restrictions are put in place, there is a chance that theatres may be negatively impacted by this type of action. Pray For Me's main revenue projections rely heavily on its performance in theatres, therefore if theatres are closed, there would most likely be significant negative financial consequences for the Company. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our film is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our film is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data

transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based

on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of

dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of .

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its Minimum Offering Amount after 30-calendar days but before the Offering Deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE

PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Pray For Me the Movie, Inc. (the "Company") is a film marketing and distribution company focused on the theatrical release of the film Pray For Me, a faith-based thriller. The goal of the Company is to hire distributors, and raise capital for the Print and Advertising Budget of the film for distribution and marketing in domestic and international markets. The Company has signed an exclusive Distribution Representation Agreement, which allows the company to

   a) *license the Distribution Rights and M&L Rights to third parties on terms to be negotiated and approved by Financier;*
   b) *exercise the Distribution Rights and M&L Rights pursuant to industry standard terms to be negotiated in good faith by the parties hereto;*
   c) *attempt to raise and secure the P&A Funding in an amount to be determined;*

The Company will generate revenue through, among other things, the successful distribution of the film to theatres across the world excluding Canada and particularly in the US. Subsequently, there may be additional revenue streams generated from on-demand purchases, streaming, and DVD.

Business Plan

The Company is in a unique position in that Pray For Me is a near-complete film in the final stages of editing. Pray For Me Productions LTD. has already invested the capital required to write, produce and film the movie.

The Company, leveraging its unique relationship with Pray For Me Productions LTD. (the owner of the intellectual property for Pray For Me), plans to raise funds for the Print and Advertising budget of the films. The Print and Advertising budget of the film will then be used to hire distributors and sub distributors to sell, market and distribute the film in domestic and international markets.

In return for the Company's efforts, it will receive a portion of global net receipts of the film subject to the amount of capital that is raised for the P&A budget of the film:

- **Participation Formula.** the Company's participation in the Net Receipts of the Picture (the "Participation") will be determined based on the following formula: $x/(x+7.5)$, where X is the total capital raised by the Company. For example, if the Financier secures gross $7.5M in P&A Funding, the Participation will be $7.5/(7.5+7.5) = 50\%$; and, if the Financier secures gross $3.75M in P&A Funding, the Participation will be $3.75/(3.75+7.5) = 33.33\%$. Notwithstanding the foregoing formula, in no event will the Producer's Participation be less than 25%.

In success, the Company will be able to adequately fund a P&A budget for the film, to market and distribute the film.

History of the Business

The Company was founded in June, 2021 and has limited operating history. Damian Lee, the President and Director of the Company has extensive experience as a film director and writer.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pray For Me the Movie	Pray For Me is a faith-based thriller film directed by Damian Lee and which has broad appeal to a religious and thrill-seeking audiences. The film deals with the internal struggles of a family comprised of an atheist father and a devout Christian mother.	Many blockbuster films including Spider-Man: No Way Home, James Bond: No Time To Die and Dune are schedule for release in the coming months, indicating market confidence from major companies in the industry.

The Company's primary focus is Pray For Me - and if sequels were to be made there would be additional products for the Company to distribute and promote.

Once the film is finalized, the Company will begin the recruitment process for sub-distributors in the desired jurisdictions who will be responsible for source theatre, and other, distribution opportunities.

Competition

The Company's primary competitors are films with a similar release date and/or theme.

The Company has observed a significant return of major new film releases scheduled for the coming months. This is potentially indicative of the major film studios' confidence in the demand for theater-released films. Our main competition will be films released at a similar time to Pray For Me, particularly films with large marketing budgets for their films.

Pray For Me is entering the film market at an extremely opportune moment as theatres re-open after the pandemic and movie-goers return. Pray For Me is positioned as a lower-budget thriller film, giving it a broad appeal. Historically, thriller/horror films have shown some of the largest returns on investment in the film industry: Paranormal Activity, Saw, and Blair Witch Project.

Supply Chain and Customer Base

Customers will include theatres, streaming platform(s), and other types of film distributors.

Intellectual Property

Attached as Exhibit C is the complete Distribution Representation Agreement that the Company has signed with Pray For Me Productions Ltd.

Governmental/Regulatory Approval and Compliance

There are no specific foreseeable governmental regulations that will limit the Company's operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4267 Canoga Ave, Woodland Hills, CA 91364

The Company's registered address is 8 The Green Ste. B, in the City of Dover, County of Kent, Zip Code 19901.

The Company conducts business in California, but plans to distribution the film Pray For Me across the US and potentially in international markets.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500	7.00%	$350,000
Repayment of debt and interest	50.00%	$25,000	6.00%	$300,000
General Working Capital	43.00%	$21,500	87.00%	$4,350,000
Total	**100.00%**	**$50,000**	**100.00%**	**$5,000,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Subject to fees related to the offering.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Damian Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, June 2021 to Present
President, June 2021 to Present

Principal occupation and employment responsibilities

Mr. Lee will be responsible for identifying, negotiating with and hiring distributors and sub distributors for the film Pray For Me. Mr. Lee is also the director of the film Pray For Me. He has ongoing responsibilities as a part of the editing team, manager and overseer of business operations, and lead manager of the distribution of the film.

Damian Lee has had an illustrious career in Hollywood that spans over 30 years. He's written, directed and produced over 50 feature films with budgets totaling over 200 million dollars.

Damian has worked as a writer and director with Sony Entertainment – bringing you films with award-winning actors such as Kiefer Sutherland, Forest Whittaker, Eva Longoria, Charles Bronson, Roy Schneider and Andy Garcia.

He has brought you National Lampoon's Last Resort and the cult-classic Ski School. He is also responsible for helping launch the careers of many stars, including famous comedian Jim Carrey, Vampire Diaries star, Nina Dobrev and Sons of Anarchy star, Kim Coates.

Education

Bachelor of Arts, University of Guelph
Member of Directors Guild of Canada

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

G. Scott Paterson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Advisor, June 2021 – Present

Principal occupation and employment responsibilities

Mr. Paterson provides ongoing advisory services for the company. Specifically as it pertains to financing initiatives and the hiring of distributors.

Mr. Paterson is a well-known investor in technology and media. Mr Paterson was a Top 40 Under 40, has been a TedTalk speaker, was profiled in Newsweek as "One of 17 People to Watch Globally", and has been a keynote speaker on behalf of countless organizations including Mastercard, EY Entrepreneur of the Year and the National Angel Capital Organization.

Mr. Paterson was the 2nd investor in Lionsgate Entertainment when it was founded in 1997. He was a member of the board of directors for 21 years alongside some of the biggest moguls in the media and entertainment business.

Mr. Paterson co-founded JumpTV and in 2006 as Chairman and CEO he led the company's $70 million dollar Initial Public Offering, underwritten by Morgan Stanley. The company was then acquired in 2018 for $250 million dollars.

Mr. Paterson was also Vice Chairman of the Toronto Stock Exchange and Chairman of the Toronto Venture Stock Exchange. He built the number one technology and media investment bank in

Canada raising over 9 billion as underwriter and co-managing underwriter. Mr. Paterson has served on the Board of Directors for a multitude of public companies listed on multiple exchanges including the NYSE, TSX, TSXV, NEO, and AIM (UK) and has served on and chaired Audit, Compensation and Nominating Board Committees.

Mr. Paterson is also currently the Chairman of Los Angeles QYou Media, which is publicly traded under the symbol $QYOUF. QYou has a valuation of $125 million and is an award winning influencer marketing company with the number one youth-focused television channel in India.

Education

York University, Certificate of Entertainment Law
ICD.d, Institute of Corporate Director, Rotman School of Management, University of Toronto
University of Western Ontario, Bachelor of Arts (BA), Economics

Damian Lee

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, June 2021 to Present
President, June 2021 to Present

Principal occupation and employment responsibilities

Mr. Lee will be responsible for identifying, negotiating with and hiring distributors and sub distributors for the film Pray For Me. Mr. Lee is also the director of the film Pray For Me. He has ongoing responsibilities as a part of the editing team, manager and overseer of business operations, and lead manager of the distribution of the film.

Damian Lee has had an illustrious career in Hollywood that spans over 30 years. He's written, directed and produced over 50 feature films with budgets totaling over 200 million dollars.

Damian has worked as a writer and director with Sony Entertainment – bringing you films with award-winning actors such as Kiefer Sutherland, Forest Whittaker, Eva Longoria, Charles Bronson, Roy Schneider and Andy Garcia.

He has brought you National Lampoon's Last Resort and the cult-classic Ski School. He is also responsible for helping launch the careers of many stars, including famous comedian Jim Carrey, Vampire Diaries star, Nina Dobrev and Sons of Anarchy star, Kim Coates.

Education

Bachelor of Arts, University of Guelph
Member of Directors Guild of Canada

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The company currently has zero employees, but currently has two independent consultants.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A Voting Common Stock
Amount Outstanding	20,000
Amount Authorized	50,000
Voting Rights	One vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered shares of Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Class B Non-Voting Common Stock
Amount Outstanding	0
Amount Authorized	7,500,000
Voting Rights	No
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered shares of Common Stock for cash (e.g., the Reg D Offering as described below) or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Silver BF Ventures SDN BHD
Amount outstanding	$150,000.00
Interest rate and payment schedule	Following the repayment of the entire Promissory Note, the note holder shall receive, additionally, 25% of all gross funds received from investors in the Reg D and Reg CF offerings of the Company until such time as a total of $150,000 has been received by the note holder. The funds will be provided in increments of $50,000.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	March 30, 2022
Other material terms	N/A

The Company intends to conduct the following private placement offering under Regulation D of the Securities Act of 1933 to certain accredited investors (the "Reg D Offering") on the same offering terms as this Offering, and which will be concurrent or prior to the closing of this Offering.

Security Type	Number Offered	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class B Non-Voting Common Stock	1,000,000 [1]	$5,000,000	See the description of the Use of Proceeds on page 28 hereof.	Pending	Regulation D

[1] The number of securities offered in the Reg D Offering is in addition to the Securities offered in this Offering.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $100,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is solely owned by Damian Lee.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Damian Lee	100.0%

Following the Offering, the Purchasers will own 50% of the Company if the Minimum Amount is raised and 98% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: 1. General business operations and related expenses including legal and accounting costs, 2. Repayment of debt and interest, and 3. Intermediary fees. We do not anticipate generating revenue until Q2 2022.

The Company intends to achieve profitability in the next 12 months with the following steps: 1. Leverage capital to fund print and advertising for the pre-release of the film Pray For Me 2. Execute a successful release of the film Pray For Me, and subsequently generate revenue from gross profits from the film 3. Maintain streamlined, low-cost operations to improve margins.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have roughly $50,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: To fund operations and financing campaign in the short term, the Company agreed to a Promissory Note for $150,000 in June, 2021.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Please refer to Exhibit C of this Form C for our Distribution Representation Agreement for Pray For Me.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,000,000 Shares of Class B Non-Voting Common Stock (the "Securities") for up to $5,000,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 2, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $5,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $50,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $50,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $300.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Securitize.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is sold), our authorized capital stock will consist of 50,000 shares of Class A Voting Common Stock and 7,500,000 shares of Class B Non-Voting Common Stock, each with a par value of $0.000001 per share, of which 20,000 shares of Class A Voting Common Stock and 10,000 shares of Class B Non-Voting Common Stock will be issued and outstanding.

Voting and Other Rights

Holders of Class B Non-Voting Common Stock do not have voting rights. Only Class A Voting Common Stock, held by Damian Lee, have one vote per share. Give that investors will be issued Class B Non-Voting Common Stock, they will not have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Investment Perks

One (1) signed copy of film poster for each Investor

Voting and Control

The Securities have the following voting rights: No Voting Rights

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the

equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

N/A

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Related Entity	Pray For Me Productions LTD. (the producer and intellectual property owner of the film)
Relationship to the Company	Damian Lee (the President and Director of the Company) is also the President and a Director of Pray For Me Productions LTD.
Total amount of money involved	Dependent on results of fund raising initiatives. See "Description of the Transaction"
Benefits or compensation received by Related Entity	Distribution for the film.
Benefits or compensation received by Company	Potential revenue from participation in Net Receipts of the film.
Description of the transaction	A Distribution Representation Agreement signed between the Company and Pray For Me Productions LTD. The agreement details the participation formula for the Company's participation in Net Receipts of Pray For Me: "It is acknowledged and agreed that the Financier's participation in the Net Receipts of the Picture (the "**Participation**") will be determined based on the following formula: $x/(x+7.5)$. For example, if the Financier secures gross \$7.5M in P&A Funding, the Participation will be $7.5/(7.5+7.5) = 50\%$; and, if the Financier secures gross \$3.75M in P&A Funding, the Participation will be $3.75/(3.75+7.5) = 33.33\%$. Notwithstanding the foregoing formula, in no event will the Producer's Participation be less than 25%." The total amount of money involved is dependent on the results of financing initiatives.

The Company has the following transactions with related persons: N/A

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Damian Lee
(Signature)

Damian Lee
(Name)

President, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Damian Lee
(Signature)

Damian Lee
(Name)

President, Director
(Title)

October 1, 2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Damian Lee, being the President and Director of Pray For Me the Movie, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying audited financial statements of the Company, which comprise the balance sheet as of the Company's inception, June 3, 2021 and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Damian Lee
(Signature)

Damian Lee
(Name)

President, Director
(Title)

October 1, 2021
(Date)

EXHIBITS

Exhibit A   Audited Financial Statements
Exhibit B   Video Transcript
Exhibit C   Distribution Representation Agreement
Exhibit D   Subscription Agreement

EXHIBIT A

Audited Financial Statements

Pray For Me the Movie, Inc.
A Delaware Corporation

Financial Statement and Independent Auditor's Report
June 3, 2021

PRAY FOR ME THE MOVIE, INC.

TABLE OF CONTENTS



To the Board of Directors
Pray For Me the Movie, Inc.
Woodland Hills, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying financial statement of Pray For Me the Movie, Inc. (the "Company") which comprise the balance sheet as of June 3, 2021 (inception) and the related notes to the financial statement.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of June 3, 2021 (inception) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statement, the Company has not commenced planned principal operations and has not generated revenues or profits. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to

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continue as a going concern within one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.



Artesian CPA, LLC

Denver, Colorado
September 13, 2021

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PRAY FOR ME THE MOVIE, INC.
BALANCE SHEET
As of June 3, 2021 (inception)

ASSETS

Current Assets:

Cash and cash equivalents $ -

Total Current Assets -

TOTAL ASSETS $ -

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Total Liabilities $ -

Stockholders' Equity (Deficit):

Common Stock, $1 par value, 100 shares authorized, 100 shares
issued and outstanding as of June 3, 2021 (inception) 100

Additional paid-in capital 1,255

Accumulated deficit (1,355)

Total Stockholders' Equity (Deficit) -

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) $ -

See accompanying Independent Auditor's Report and accompanying notes, which are an integral
part of this financial statement.

PRAY FOR ME THE MOVIE, INC.
NOTES TO THE FINANCIAL STATEMENT
As of June 3, 2021 (inception)

NOTE 1: NATURE OF OPERATIONS

Pray For Me the Movie, Inc. (the "Company") was incorporated on June 3, 2021 under the laws of the State of Delaware. The Company was originally incorporated as Pray For Me Distribution, Inc., and changed its name to Pray For Me the Movie, Inc. on June 28, 2021. The Company is a film sales and marketing company focused on the distribution of the movie Pray For Me Pray across theatres worldwide. In addition to this, there are a variety of opportunities for post-release revenue generating initiatives that the Company plans to leverage including video on demand, streaming service licensing, and foreign sales. The Company is headquartered in Woodland Hills, California.

As of June 3, 2021 (inception), the Company has not commenced planned principal operations nor generated revenue and does not yet own its target trademark or movie rights. The Company's activities since inception have consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company intends to adopt a May 31 fiscal year.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 3, 2021 (inception), the Company has not established a deposit account with a financial institution.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable.

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts reported in the balance sheet approximates their fair value.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of June 3, 2021 (inception).

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred. The Company recorded a beginning accumulated deficit balance of $1,355 related to general and administrative expenses incurred prior to the Company's inception attributable to the Company.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statement has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed, has limited financial resources to continue its operations, has not commenced planned principal operations, and has not generated revenues or profits. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statement does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

The Company has authorized 100 shares of $1.00 par value common stock. On its inception date, the Company issued 100 shares of common stock to its founder at par value of $1.00 per share. As of June 3, 2021 (inception), the Company has 100 shares of common stock issued and outstanding.

NOTE 5: RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statement.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Marketing Agreement

On June 6, 2021, the Company entered into a marketing agreement with a marketing advisor for services related to its anticipated Regulation CF offering and Regulation D offering. The agreement requires fees of $50,000 due immediately and $100 per investor.

Title 3 Listing Agreement

On June 8, 2021, the Company signed an agreement with Fundivations, Inc. to sell to eligible investors up to $5,000,000 of securities. The Company is obliged to pay a 7% cash fee and 2% of the number of securities issued to the investors of the same class and having the same terms, conditions, and rights as the securities being sold in the offering.

Promissory Note to Silver BF Ventures SDN BHD

On June 21, 2021, the Company signed a promissory note agreement with Silver BF Ventures SDN BHD (the "Lender") for a principal amount of $150,000, due on March 30, 2022. Payments of 50% of the proceeds from the Company's planned Regulation D and Regulation CF offering are due upon receipt of such funds until the promissory note has been repaid in full. Upon full payment, the Lender

shall receive 25% of all gross funds received from investors in the Company's planned Regulation D and Regulation CF offering until such time as a total of $150,000 has been received by the Lender. Therefore, total repayments of up to $300,000 are due under this promissory note.

The Lender will also receive a 3% equity position in the Company's related production company, Pray for Me Productions Ltd (the "Production Company"). The Production Company is guarantor on the loan.

Amendment of Certificate of Incorporation

On June 28, 2021, the Company filed an amendment of certificate of incorporation and changed its name from Pray For Me Distribution, Inc. to Pray For Me the Movie, Inc. The Company also authorized 7,550,000 shares of common stock with par value of $0.000001 per share, of which 50,000 are designated as "Class A voting common stock" and 7,500,000 are designated as "Class B non-voting common stock." All then issued and outstanding shares of common stock were converted to Class A voting common stock upon this amendment.

Distribution Representation Agreement

On August 19, 2021, the Company signed an agreement with Pray for Me Productions, Ltd, (the "Producer"), a corporation incorporated under the laws of the Province of Ontario, Canada. The Producer will be producing a feature length motion picture entitled "Pray For Me" (the "Picture") and has agreed to appoint the Company to exclusively represent the distribution rights for the Picture throughout the world, excluding the Canada. The Company intends to raise funding for the Picture through funding mechanisms, including but not limited to Crowdfunding and Regulation D financing initiatives, determined by the Company in its sole discretion ("P&A Funding").

The term of the agreement is 25 years following delivery of the Picture with an automatic renewal of an additional 25 years.

The Company will be receiving participation fee in the net receipts of the Picture determined in a formula stated in the agreement but in no event will the Producer's participation be less than 25%. In consideration for the rights granted by the Producer to the Company, the Company agrees to pay the Producer the amount of 300,000 Canadian dollars (the "Purchase Price"), payable from 10% of the gross proceeds actually received by the Company from the P&A Funding, if any, following the Company's receipt of 1,000,000 Canadian dollars of P&A Funding. The foregoing payment schedule is subject to change upon the mutual agreement of the parties.

Management's Evaluation

Management has evaluated subsequent events through September 13, 2021, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

EXHIBIT B

Video Transcript

Pray For Me Trailer Transcript

00:05 It's sacrilege. Letting this guy, a devout atheist speak in any church.

00:07 Hell awaits Paul Johnson and all those who listen to him.

00:25 Now, what we're going to see tonight at times is quite violent.

00:30 Quite graphic.

00:36 The people closest to you, the ones you love the most. What would you do? Protect your child. No,

00:54 Blessed is he who shepherds the weak through the valley of darkness.

00:59 You have to take your medication.

01:01 I don't.

01:03 If you do not take your medication you are a risk.

1:05 I put locks on the bedroom door. I put cameras. What was once our bedroom became a secure isolation room.

1:14 I know you're watching. Stop watching me!

1:20 I declared war on God

1:21 -- and what he did to his own wife, you cannot be allowed to speak another word in this church!

1:28 The path of the righteous man is beset on all sides by the inequities of the selfish and the tyranny of evil men.

1:42 Don't list to him. Its lies. All lies!

1:57 It's okay, common.

2:02 It isn't safe.

2:06 This is for you Paul. We both know how this will end.

2:28 I love you mom. I know what you are, Paul. Beg for forgiveness.

EXHIBIT C

Distribution Representation Agreement

DISTRIBUTION REPRESENTATION AGREEMENT

THIS AGREEMENT dated as of August 19, 2021

BETWEEN:

> **PRAY FOR ME PRODUCTIONS LTD.**, a corporation incorporated under the laws of the Province of Ontario
>
> (the "**Producer**")

AND:

> **PRAY FOR ME THE MOVIE, INC.**, a corporation incorporated under the laws of the State of Delaware
>
> (the "**Financier**")

WHEREAS:

A.   Producer is producing a feature length motion picture currently entitled "*Pray For Me*" (the "**Picture**");

B.   Producer has agreed to appoint the Financier to exclusively represent the distribution rights for the Picture throughout the world, excluding the Canada, on the terms set out in this Agreement;

C.   Financier intends to raise so-called P&A funding for the Picture through funding mechanisms, including but not limited to Crowd Funding and Reg D financing initiatives, determined by Financier in its sole discretion ("**P&A Funding**");

NOW THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1   **Defined Terms**. As used in this Agreement the following words and phrases shall have the respective meanings ascribed thereto below:

(a)   "**Agreement**" means this International Distribution Representation Agreement and any and all written amendments thereto signed by the parties;

(b)   "**Distribution Rights**" means, the following exclusive rights throughout the Territory during the Term:

(i)   the rights to exhibit, distribute, advertise, market and otherwise exploit the Picture or any part or version thereof an unlimited number of times, in all languages, by all means and in all formats and in all media and by all methods of linear transmission and delivery, in each case now known or hereafter invented including without limitation theatrical, non-theatrical (including airlines, ship, hotels), home video (including without limitation all forms whether now known or hereafter devised, including electronic sell through and/or rental), television (including without limitation free, pay, pay per view and all other forms whether now known or hereafter devised), video on demand (including all forms of video on demand whether now known or hereafter invented, without limitation any successor technology or delivery system), and by all means of transmission including online, digitally, wirelessly and by means of the internet or any successor technology; and including, for greater certainty and without limitation, the right, license and privilege

to exhibit, sell, rent, lease, distribute, sub-distribute, transmit, license, lend, broadcast, perform and otherwise exploit any right, title or interest in or to the Picture or any part or version thereof;

(ii)   novelization and related literary publishing rights, being the rights to create one or more stand-alone or related printed literary works based on the Picture and to publish and exploit such works by means of hard and soft cover books, audio books, and e-books;

(iii)   the rights to collect from any applicable collecting society royalties or other amounts payable in respect of retransmission rights;

(iv)   format rights in the Picture;

(v)   the M&L Rights;

(vi)   soundtrack rights in respect of the Picture;

(vii)   music publishing rights in respect of all music owned or controlled by the Producer and included in the Picture; and

(viii) the right to license others to do any of the foregoing.

For greater certainty, the Distribution Rights exclude the Reserved Rights;

(c)   "**M&L Rights**" means merchandising and licensing derived from the Picture including the right to use the copyrights and trademarks from the Picture in connection with the manufacture, distribution, sale and advertising in the Territory of merchandise articles and services of every kind and description, including, without limitation, toys, games, clothing, novelties, household items and publications of all kinds;

(d)   "**Term**" means 25 years following Delivery of the Picture with an automatic renewal of an additional 25 years; and

(e)   "**Territory**" means the world excluding Canada and its respective territorial possessions and trusteeships.

1.2   **Governing Law**. This Agreement shall be construed and performed in all respects in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereby irrevocably attorn and submit to the exclusive jurisdiction of the provincial and federal courts located in the Province of Ontario.

1.2   **Currency.** All figures in USD unless otherwise mentioned

1.3   **Severability**. Nothing contained in this Agreement shall be construed so as to require the commission of any act contrary to law, and if any provision of this Agreement is held to be invalid or illegal under any material statute, law, ordinance, order or regulation, such provision shall be curtailed and limited only to the extent necessary to bring it within the legal requirements and such curtailment or limitation shall not affect the validity of the remainder of this Agreement or any other provisions hereof.

1.4   **Captions**. Captions or paragraph headings are used herein for convenience of reference only and shall not constitute a part of this Agreement and shall not be utilized or referred to in the construction or interpretation of this Agreement.

1.5   **Miscellaneous**. In this Agreement:

(a)   unless the context otherwise requires, the singular shall include the plural and vice versa and, in particular, the definitions of words and expressions set forth herein, shall be applied to such words and expressions when used in either the singular or the plural form;

(b)   unless the context otherwise requires, words importing a particular gender shall include the other gender;

(c)   references to, or to any particular provision of, a document shall be construed as references to that document as amended to the extent permitted by this Agreement and in force at any time; and

(d)   "in writing" or "written" means and includes printing, typewriting or any electronic means of communication capable of being permanently reproduced in alphanumeric characters at the point of reception.

ARTICLE 2 - RIGHTS

2.1   **Appointment**. Producer hereby appoints the Financier to be the exclusive representative of the Distribution Rights and the M&L Rights throughout the Territory for the duration of the Term. As the exclusive representative, the Financier shall have the right to:

(i)   license the Distribution Rights and M&L Rights to third parties on terms to be negotiated and approved by Financier;

(ii)   exercise the Distribution Rights and M&L Rights pursuant to industry standard terms to be negotiated in good faith by the parties hereto;

(iii)   attempt to raise and secure the P&A Funding in an amount to be determined;

2.2   **Participation Formula**. It is acknowledged and agreed that the Financier's participation in the Net Receipts of the Picture (the "**Participation**") will be determined based on the following formula: $x/(x+7.5)$. For example, if the Financier secures gross $7.5M in P&A Funding, the Participation will be $7.5/(7.5+7.5) = 50\%$; and, if the Financier secures gross $3.75M in P&A Funding, the Participation will be $3.75/(3.75+7.5) = 33.33\%$. Notwithstanding the foregoing formula, in no event will the Producer's Participation be less than 25%.

2.3   **Purchase Price.** In consideration for the rights granted by the Producer to the Financiers herein, the Financier agrees to pay to the Producer the amount of CAD$300,000 (the "**Purchase Price**"), payable from 10% of the gross proceeds actually received by the Financier from the P&A Funding, if any, following the Financier's receipt of CDN$1,000,000 of P&A Funding. By way of example and for purposes of illustration, if $1,250,000 of P&A Funding is received, the amount of $25,000 shall be paid to Producer against the Purchase Price. The foregoing payment schedule is subject to change upon the mutual agreement of the parties.

2.4   **Reporting and Audit**. The parties shall mutually agree in good faith on industry standard customary reporting and audit provisions in respect of the Participation. For the purposes of this Agreement, "**Net Receipts**" means gross profits actually received by from the distributors, sales agents, broadcasters and other licensees of the Picture or the M&L Rights following the deduction all production costs and budget overages, manufacturing and shipping costs, distribution, licensing and sales agency fees, commissions, costs, expenses, all applicable taxes and withholdings, all deferred or contingent amounts and all union and guild payments and residuals. It is understood and agreed that Financier is hereby making no representation or warranty hereunder as to the amount or value of Net Receipts hereunder.

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2.5 **Use of Funds**. The P&A Funding shall be used to finance the P&A costs related to the Picture and, at the request of the Producer, to finance re-shoots for the Picture to the extent necessary. The Financier shall have the right to approve any and all expenditures from the P&A Funding. The Financier may also incur cost related to financing activites and operations including accounting, legal and consulting expenses, commissions and debt repayments that will be deducted from P&A Funding.

2.6 **Future Productions**. The parties agree that the terms of this Agreement shall be applicable to any and all future productions based on the Picture, including all sequels, prequels, remakes and other productions.

ARTICLE 3 – REPRESENTATIONS AND WARRANTIES

3.1 **Producer's Representations and Warranties**. Producer hereby represents, warrants and covenants to Financier as follows, and acknowledges that Financier is relying upon such representations, warranties and covenants in entering into this Agreement:

   (a) **Organization**. Producer is a corporation incorporated, organized and subsisting under the laws of it incorporating jurisdiction and is empowered to conduct is business in every jurisdiction in which it carries on business;

   (b) **Authority**. Producer has the full, complete and unrestricted right and power to enter into this Agreement, to perform all of its obligations hereunder;

   (c) **No Other Assignment**. Producer has not been a party to any arrangement or agreement that might interfere or conflict with the rights granted to Financier hereunder;

   (d) **Due Execution and Enforceability**. This Agreement has been duly executed and delivered and constitutes a legal, valid and binding obligation of Producer enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, arrangement and the laws generally affecting the enforceability of creditors' rights (other than those pertaining to fraudulent assignments and preferences) and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies;

3.2 **Financier's Representations and Warranties**. Financier hereby represents and warrants to Producer as follows, and acknowledges that Producer is relying upon such representations and warranties in entering into this Agreement:

   (a) **Organization**. Financier is a corporation incorporated, organized and subsisting under the laws of its incorporating jurisdiction and is empowered to conduct is business in every jurisdiction in which it carries on business;

   (b) **Corporate Power**. Financier has the full, complete and unrestricted right and power to enter into this Agreement and to perform its obligations under this Agreement; and

   (c) **Due Execution and Enforceability**. This Agreement has been duly executed and delivered and constitutes a legal, valid and binding obligation of Financier enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, arrangement and the laws generally affecting the enforceability of creditors' rights (other than those pertaining to fraudulent assignments and preferences) and the availability, in the discretion of a court of competent jurisdiction, of equitable remedies.

4

ARTICLE 4 – MISCELLANEOUS

4.1   **Binding Agreement**. This Agreement constitutes a binding agreement and is the entire agreement between Producer and Financier regarding the subject matter hereof and supersedes all prior negotiations and communications, whether written or oral; representations and warranties, whether written or oral; and documents and writings, whether signed or unsigned, with respect to the subject matter hereof.

4.2   **Assignment**. Financier shall have the right to assign or license this Agreement and its rights and obligations hereunder and any such assignment or license shall be binding upon Producer and enure to the benefit of such assignee or licensee. Producer has no right to assign or license this Agreement or any or all of its rights or obligations hereunder without Financier's prior written consent and any such unauthorized assignment or license shall automatically be deemed null and void.

4.3   **No Partnership or Agency**. Nothing contained in this Agreement shall be deemed to constitute a partnership or any other legal relationship between Producer and Financier other than that of licensor and independent contractor and neither Producer nor Financier shall do or suffer to be done anything whereby one may be represented as a partner or agent of the others.

4.4   **Waiver**. Any party may waive the benefit of any term, condition, warranty or covenant in this Agreement or any right or remedy at law or in equity, but only by an instrument in writing signed by the applicable party. No waiver by a party of any breach hereof shall be deemed a waiver of any preceding, continuing or succeeding breach of the same, or any other time hereof.

4.5   **Counterparts**. This Agreement may be executed in separate counterparts, each of which shall be deemed an original, and when executed separately or together, shall constitute a single original instrument effective in the same manner as if the parties had executed one and the same instrument. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof. Any party delivering an executed counterpart of this Agreement by facsimile transmission or e-mail delivery of a ".pdf" format data file shall also deliver a manually executed counterpart thereof, but failure to do so shall not affect the validity, enforceability, or binding effect of this Agreement.

4.6   **Further Assurances**. Each party shall execute and deliver such other documents or instruments as may be necessary or desirable to evidence, give effect to or confirm this Agreement, and any of the terms and conditions hereof.

4.7   **Confidentiality.** Producer shall not disclose to any third party (other than its employees, directors, and officers, in their capacity as such on a need-to-know basis), any information with respect to the financial terms and provisions of this Agreement except: (i) to the extent necessary to comply with the law or the valid order of a court of competent jurisdiction, in which event(s) the party making such disclosure shall so notify the other as promptly as practicable (if possible, prior to making such disclosure) and shall seek confidential treatment of such information; (ii) to the extent necessary to comply with securities filing or tax credit authority or similar regulatory disclosure requirements; (iii) to its parent and affiliated companies, its and their banks (and their respective advisors and attorneys), prospective Labels and investors (and such persons' investment bankers, agents, attorneys, accountants and necessary experts), auditors, investment bankers, attorneys and similar professionals, provided that such companies, banks, advisors, Labels, investors, investment bankers, experts, auditors, accountants, attorneys and similar professionals agree to be bound by the provisions of this paragraph or are otherwise bound by professional obligations of confidentiality; and (iv) in order to enforce its rights pursuant to this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as the date set forth above.

PRAY FOR ME PRODUCTIONS LTD.

By: _____

PRAY FOR ME THE MOVIE, INC.

By: _____

EXHIBIT E

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Pray For Me the Movie, Inc.
4267 Canoga Ave
Woodland Hills, CA 91364

Ladies and Gentlemen:

The undersigned understands that Pray For Me the Movie, Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $5,000,000.00 of Shares of Class B Non-Voting Common Stock (the "Securities") in a Regulation CF offering (the "Offering"). This Offering is made pursuant to the Form C, dated October 1, 2021 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on August 2, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Financial Services (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow

Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified and by Securitize (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky"" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations

required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds.com or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or (B) make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4267 Canoga Ave Woodland Hills, CA 91364 E-mail Attention:
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this _____ of _____, 2021.

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Pray For Me the Movie, Inc.
By_____ Name: Title: